SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES THIRD QUARTER 2004 RESULTS (Rio de Janeiro – November 12, 2004) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS, today released its consolidated results expressed in millions of reais, according to Brazilian Generally Accepted Accounting Principles.

PETROBRAS reported consolidated net income of R$ 5.488 million in the third quarter of 2004 (3Q-2004), which was virtually stable in relation to the same quarter of the previous year (R$ 5.361 million). Consolidated net income rose 43% over 2Q-2004. Consolidated net operating revenues in 3Q-2004 were R$ 29.075 million and the Company’s market value was R$ 109.152 million on September 30, 2004, 59% higher than market value in the same period of the prior year.

  Consolidated gross sales in 3Q-2004 were R$ 40.510 million, and net operating revenues were R$ 29.075 million. In 3Q-2003, gross sales and net sales were, respectively, R$ 32.857 million and R$ 23.798 million.

  In 3Q-2004, total production of gas, NGL and natural gas remained stable in comparison to the same period of the prior year, reaching an average in the quarter of 2,060 thousand barrels of oil equivalent per day. Production of oil and NGL in Brazil reached an average of 1,523 thousand barrels/day, with 81% of that coming from the Campos Basin (1,235 thousand barrels/day). Production of oil products in the country in 3Q-2004 remained nearly stable in relation to 3Q-2003, and a nominal utilization rate of 86% was reached in the refineries.

  The higher volumes of oil imports used to offset the reduction in domestic production reflected the greater share of imported oil in the mix of total refined processing in 3Q-2004 compared to 3Q-2003, which, combined with the increase in international prices resulted in higher unit sales costs in the period. The increase in the reference oil price over governmental participation also contributed to the higher cost of sales.

  The economic recovery in Brazil in recent months resulted in increased sales volumes of oil products in the domestic market which, combined with the price adjustment for oil products conceded on June 15, 2004 because of the continued high level of international prices, contributed to the 22% increase in net operating income in the period, partially offsetting the increased cost of sales previously cited, and resulting in a 1% reduction in gross margin.

  The 8% appreciation of the real to the U.S. dollar in 3Q-2004, compared to the same period in 2003 (depreciation of 2%), reflected the country’s improved macroeconomic situation, and contributed to the improved net financial result. This offset the lower gross margin, resulting in net income remaining at the same level as in 3Q-2003.

  Net debt of the Petrobras Companies on September 30, 2003 was R$ 39.724 million, an 8% reduction from June 30, 2004. This drop was due to the 8% appreciation of the real to the U.S. dollar on consolidated debt, and was partially offset by the reduction of available cash in the period, resulting from acquisition of the company Sophia do Brasil (formerly Agip do Brasil S.A.). Lower cash generation in the quarter and the US$ 600 million raised on September 15, 2004 also had an effect.

  From January to September 2004, the Petrobras Companies invested R$ 15.074 million, principally in the development of its oil and natural gas production capacity (67% of direct investment in Brazil and 64% of total investments). It also increased investment in the distribution segment through acquisition of Sophia do Brasil (formerly Agip) for R$ 865 million. These amounts do not include investments via off-balance sheet SPCs, which totaled approximately R$ 591 million.

  The value added by the Petrobras Companies from January through September 2004 was R$ 69.569 million (R$ 62.431 million in the same period of 2003) due to net income in the period, which resulted in an economic contribution of R$ 43.869 million (R$ 40.073 million in the same period of 2003) to the country through generation of taxes, duties, social contributions and government participation. In addition, shareholder value of R$ 13.716 million was added (R$ 15.614 million in the same period of 2003), and the recognition of interest, the exchange rate effect, expenses for rent and freight, financial institutions and suppliers in the amount of R$ 7.549 million (R$ 3.334 million in the same period of 2003) had an effect.

  On September 30, 2004, the Company’s market value was R$ 109.152 million, a 59% increase over September 30, 2003, and representing 176% of the Parent Company shareholders’ equity (R$ 61.969 million).

This document is separated into five topics:

PETROBRAS COMPANIES	Index	PETROBRAS	Index
Financial Performance	3	Financial Statements	30
Operating Performance	6
Financial Statements	17
Appendices	25

PETROBRAS

Comments of the CEO, Mr. José Eduardo de Barros Dutra

Dear Shareholders,

I am pleased to present the results of the Petrobras Companies for the third quarter of 2004. During the period our consolidated net income was R$ 5.488 million, and it was R$ 13.295 million accumulated in the year.

This is one of the most significant results in the history of the Company, and it is due to the combination of actions and efforts both at the operational level as well as the administrative level by our employees and workforce.

During the period we continued to seek to fulfill the goals and objectives established in our strategic plan. In the accumulated results for the year we invested more than R$ 15 billion in our operating activities. Among the investments made, I would like to highlight the increase in our share in the companies CEG Rio and Gasmig, and acquisition of shareholder control of Eletrobolt and Sophia (formerly Agip do Brasil).

In the quarter we concluded our US$ 600 million placement of Global Notes in the capital market. This operation marked the Company’s return to the international capital market from which we have been absent since December 2003. The wide bond placement, reaching different categories of investors in various geographical locations, reflected the recognition of Petrobras’ credit quality in the international capital market, confirmed by the elevation of Petrobras’ foreign currency debt rating from Ba2 to Ba1, just one level away from investment grade according to debt rating agency, Moody’s Investor Services.

In recent months, the international petroleum market has experienced extreme price volatility with consequent pressure on the costs of services and materials consumed by companies in the sector. In this scenario, the Company, in its efforts to preserve its profitability, conducted price adjustments throughout the period, without compromising the loyalty of its clients or its market share.

The Board of Directors approved distribution of remuneration to shareholders in the form of interest on own capital. The approved amount is R$ 3.290 million, corresponding to gross value of R$ 3,00 per ordinary and preferred share. It will be provisioned in the September 30, 2004 financial statements and will be disbursed by February 15, 2005.

Right after the end of the quarter we began implementation of the Integrated Company Management System –SAP/R3 – which is an important tool to integrate and facilitate the Company’s businesses, increasing its competitiveness and placing it on an even playing field with the largest international oil companies.

We also launched Platform P-43 into the ocean. It will operate in the Barracuda field in the Campos Basin, with production capacity of 150,000 barrels per day, and its contribution to achieving Brazil’s oil production goals will be unparalleled.

All this effort translates into returns, not just for our shareholders - whose ordinary share valuation from January to September 2004 was 23.31%, compared to 4.54% for the Bovespa Index and –3.57% for the Dow Jones Index – but also for our employees, suppliers, clients, and the communities in which Petrobras is present.

PETROBRAS COMPANIES	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and affiliates, reported consolidated net income of R$ 13.295 million from January to September 2004, a 10% reduction in comparison to the same period of 2003.

R$ Million
	Third Quarter				Jan-Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
37,602	40,510	32,857	23	Gross Operating Revenue	110,766	98,789	12
27,223	29,075	23,798	22	Net Operating Revenue	79,510	71,791	11
7,136	7,459	6,828	9	Operating Income (1)	21,792	21,987	(1)
(1,215)	(22)	(463)	(95)	Financial Result	(1,967)	1,506	(231)
3,835	5,488	5,361	2	Net Income for the Period	13,295	14,774	(10)
3.50	5.01	4.89	2	Net Income per share	12.13	13.48	(8)
90,094	109,152	69,803	56	Market Value (Parent Company)	109,152	69,803	56
41	41	42	(1)	Gross Margin (%)	42	45	(3)
26	26	29	(3)	Operating Margin (%)	27	31	(4)
14	19	23	(4)	Net Margin (%)	17	21	(4)
8,752	9,018	8,234	10	EBITDA – R$ million (2)	26,379	25,738	2

				Financial and Economic Indicators
35.36	41.54	28.41	46	Brent (US$/bbl)	36.28	28.65	27
3.0429	2.9773	2.9324	2	US Dollar Average Price - Sale (R$)	2.9732	3.1334	(5)
3.1075	2.8586	2.9234	(2)	US Dollar Last Price - Sale (R$)	2.8586	2.9234	(2)

(1)	Income before financial revenues and expenses, shareholders’ equity and taxes.
(2)	Operating income before financial result and shareholders’ equity + depreciation/amortization/well abandonment.

The main factors contributing to lower net income in the period from January through September 2004, in relation to the same period in 2003 were:

  Increased sales expenses (R$ 988 million), due to greater sales volumes in the period and higher ocean freight expenses.

  Increase in general and administrative expenses (R$ 425 million), a function of higher personnel expenses arising from the adjustment conceded in September 2003 in the 2004/2003 Collective Bargaining Agreement, the increased workforce at the Petrobras Companies, and the elevated expenses from the 2003 actuarial revision of the pension and health plans.

  Higher expenses related to oil prospecting and extraction (R$ 313 million), due to the write-off of the signature bonus for Block 34 in Angola, in addition to write offs for wells that were identified as being dry or sub-commercial, both in Brazil and abroad.

  Increased tax expenses (R$ 284 million), reflecting the higher PASEP/COFINS rate instituted by Law 10,865.

  Increased expenses for publicity and institutional advertising (R$ 218 million), and expenses with the Ecuador ship-or-pay contract (R$ 146 million). These increases were partially offset by recognition in 2003 of the adjustment to market value of the turbines initially intended for use in the thermoelectric plants of Canoas, Ibiritermo, Baixada Santista, Três Lagoas and Piratininga (R$ 330 million).

  Appreciation of the real from January to September 2004 (1.06%) was substantially less than the variation reported in the same period of 2003 (17.26%) because of the main currencies negotiated by Petrobras. As a result, net revenues from the exchange rate variation accumulated in 2004 totaled R$ 436 million, while it was R$ 2.468 million in the same period of 2003, reducing the net financial result by R$ 3.473 million (a negative R$ 1.967 million in 2004, and a positive R$ 1.506 million in 2003).

  The effects of the real appreciation were partially offset by the increased participation of subsidiaries abroad (effect of R$ 963 million), which were influenced by the appreciation of the real against the U.S. dollar in the period (1.06% from January to September 2004, and 17.26% from January to September 2003).

  The above factors were essentially neutralized by the R$ 1.198 million increase in gross income, which was caused by:

R$ Million
	Net Revenues	Cost of Goods Sold	Gross Income
• Increase in volumes sold in the domestic market	3,216	(1,598)	1,618
• Effect of exchange rate on revenues and costs of controlled companies abroad	(199)	147	(52)
• Increase of oil products prices in the domestic market in June	775	-	775
• Increase in volumes sold of BR	430	-	430
• Increase of exports:	416	(173)	243
- Reduction in volumes sold	(359)	180	(179)
- Price Increase	775	(353)	422
• Increase in import costs, mainly oil	-	(3,099)	(3,099)
• Reduction in the government participation in the country, with third parties in consortiums, and with structured projects	-	1,005	1,005

In 3Q-2004, the main factors that contributed to consolidated net income were:

-	A R$ 935 million increase in gross income (as per analysis of consolidated gross margin on page 26).

-	Increased sales expenses (R$ 468 million) due to more volumes sold in the period, and the increased expenses related to sea freight.

-	Increase of expenses related to oil prospecting and extraction (R$ 398 million), a function of the write-off of the signing bonus for Block 34 in Angola and of wells that were identified as dry or sub-commercial.

-	Appreciation of the real in the 3Q-2004 in relation to the U.S. dollar (8%), compared to the variation reported in 2Q-2004 (7% depreciation), caused by a gain in 3Q-2004 of R$ 1.000 million against an expense in 2Q-2004 of R$ 519 million.

-	Reduction in tax expenses (R$ 307 million) due to the entry into effect of Decree 5,164/2004 in August 2004, which reduced to zero the PIS/PASEP and COFINS rates.

-	Reduction of R$ 1.112 million in income tax and social contribution expenses, due essentially to the tax savings of R$ 1.119 million gained by provisioning for interest on own capital.

PETROBRAS COMPANIES	Operating Performance

	Third Quarter				Jan - Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
Exploration & Production - Thousand bpd
1,630	1,692	1,727	(2)	Oil and NGL Production	1,656	1,708	(3)
1,461	1,523	1,562	(2)	Domestic	1,487	1,549	(4)
169	169	165	2	InternationaI	169	159	6
356	368	341	8	Natural Gas Production (1)	360	332	8
262	270	254	6	Domestic	265	248	7
94	98	87	13	International	95	84	13

1,986	2,060	2,068	(0)	Total Production	2,016	2,040	(1)

(1)	Does not include liquid gas and includes reinjected gas

Average Sales Price - US$ por bbl / mcf

				Oil (US$/bbl)
32.88	36.13	26.16	38	Brazil (2)	32.94	27.09	22
24.37	28.03	19.28	45	International	26.01	21.56	21
				Natural Gas (US$/mcf)
1.90	1.77	1.87	(5)	Brazil (3)	1.86	1.75	6
1.15	1.10	1.12	(2)	International	1.14	1.14	(0)

(2)	Average of the exports and the internal transfer prices from E&P to Supply.

(3)	Internal transfer prices from E&P to Gas & Energy.

Refining, Transport and Supply - Thousands bpd

493	439	360	22	Crude Oil Imports	450	322	40
62	166	125	33	Oil Products Imports	101	121	(17)
128	137	91	51	Import of Gas, Alcohol and Others	123	86	43
189	208	242	(14)	Crude Oil Exports	196	223	(12)
266	258	201	28	Oil Product Exports	240	215	12
6	5	13	(62)	Fertilizer and Other Exports	5	9	(44)
222	271	120	126	Net Imports	233	82	184
1,766	1,763	1,770	(0)	Output of Oil By-products	1,785	1,743	2
1,670	1,659	1,674	(1)	• Brazil	1,685	1,651	2
96	104	96	8	• International	100	92	9
2,125	2,125	2,085	2	Primary Processed Installed Capacity	2,125	2,085	2
1,996	1,996	1,956	2	• Brazil	1,996	1,956	2
129	129	129	-	• International	129	129	-
				Utilizate rate (%) Installed Capacity
84	86	84	2	• Brazil	86	83	3
74	79	75	4	• International	76	73	3
73	77	80	(3)	Domestic Crude as % of Total Feedstock Processed	76	81	(5)

Costs - US$/barrel

				Lifting Costs:
				• Brazil
4.09	4.03	3.50	15	• • without government participation	4.11	3.16	30
10.02	10.65	8.58	24	• • with government participation	10.11	8.30	22
2.50	2.53	2.43	4	• International	2.49	2.36	6
				Refining Cost
1.21	1.27	1.07	19	• Brazil	1.26	1.01	25
1.23	1.22	1.17	4	• International	1.20	1.13	6
215	237	188	26	Overhead in US$ million (4)	656	474	38

(4)	In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.

(2) Oil and NGL Production

	Third Quarter				Jan - Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
Sales Volume - Thousands bpd

1,566	1,676	1,542	9	Total Oil Products	1,577	1,500	5
26	38	39	(3)	Alcohol, Nitrogen and Others	31	32	(3)
203	218	194	12	Natural Gas	205	172	19

1,795	1,932	1,775	9	Subtotal Domestic Market	1,813	1,704	6
450	497	441	13	Distribution	459	427	7
(396)	(469)	(385)	22	Intercompany Sales	(417)	(382)	9

1,849	1,960	1,831	7	Total Domestic Market	1,855	1,749	6
461	471	469	0	Exports	441	455	(3)
460	417	340	23	International Sales	424	368	15

921	888	809	10	Total International Market	865	823	5

2,770	2,848	2,640	8	Total	2,720	2,572	6

Exploration and Production – Thou. Barrels/Day

In 3Q-2004, domestic oil and NGL production rose 4% over 2Q-2004 production, due to the entry into operation of four wells in the Marlim Sul field, and one well in the Bicudo field.

The production of domestic oil and NGL from January to September 2004 fell 4% in relation to the same period in 2003, due to the interruption in production at DP-Seillean in the Jubarte field for scheduled inspections, the closure of wells at the Marlim Sul and Voador fields, the partial production stoppage at P-40 (Marlim Sul) because of elevated water production and limited oil processing at the plant, the closure of some wells at Albacora for turbo-compressor maintenance, and the scheduled stoppage at the Linguado, Pampo and Enchova platforms.

International production of oil and gas in 3Q-2004, compared to 2Q-2004, grew 2% and 13% respectively, due to the entry into operation at the start of July of well C-3 at the Coulomb North field in the United States, increased natural gas production in Bolivia, a reflection of demand in the Brazilian market, and the initiation of the Bolivian gas sales contract to Argentina as of June 2004.

International production of oil and natural gas from January to September 2004 rose 6% and 13%, respectively, over the same period of the previous year, due to normalization of PESA’s production in Venezuela, which was compromised by the strike in that country in January and February 2003, and the increased production of Bolivian gas, which reflected demand in the Brazilian market.

Refining, Transport and Supply – Thous. Barrels/Day

The load processed (primary processing) by refineries in Brazil rose 6% from January to September 2004 in comparison to the same period in 2003, because of modernization and expansion of the refining units at RLAM, REVAP, REGAP and REPLAN in 2003. This reflected better performance in 2004, and made it possible to replace the inventory of oil products used during the scheduled stoppages in the period, plus stocking adequate levels of oil products for future scheduled stoppages.

Costs

Lifting Cost (US$/Barrel)

The 1% decrease in the unit lifting cost in Brazil without governmental participation in 3Q-2004 as compared to 2Q-2004 is basically due to the increased production of oil and gas in the quarter. The reduction was partially offset by higher expenses for specialized technical services performed at the Marlim field, well restoration activities, undersea operations and inspections at ocean terminals.

The unit lifting cost in Brazil without governmental participation from January to September 2004 rose 30% in relation to the same period of the prior year. This was largely due to higher expenses for technical services for well restoration and maintenance, exploratory drilling rigs and special ships in the Campos Basin, whose prices are limited by the international oil price, mainly in UN-BC. The increase was also caused by maturation of the Campos Basin, materials for higher consumption of chemical products and maintenance services at ocean terminals, pipelines and facilities associated with the Company’s environmental program, and with ocean and aerial transport in operational support for production. Other contributors were the higher personnel expenses linked to payment of the difference of overtime shift hours as set forth in the collective bargaining agreement, to the increased workforce and the revised actuarial calculation of health and future retirement benefits.

From January to September 2004, the unit lifting cost in Brazil with governmental participation grew 22% in comparison to the same period of 2003. This was a result of the mentioned increase in operating expenses, and the higher expenses with governmental participation due to the higher average reference price for domestic oil (21%). These increases were partially offset by the 5% appreciation of the real against the U.S. dollar in the period. In comparison to 2Q-2004, the lifting cost in Brazil in 3Q-2004, considering government participation, rose 6%, spurred by the higher reference price for domestic oil.

In 3Q-2004, the international unit lifting cost rose 1% over 2Q-2004, due to higher expenses for materials and well maintenance services in Argentina, expenses related to intervention in wells in Angola, and expenses with production fields in the United States. These expenses were partially offset by the 2% depreciation of the Argentine peso against the U.S. dollar, considering the average rates in those periods.

From January to September 2004, the international unit lifting cost increased 6% over the same period of the prior year, due to higher expenses related to personnel, materials and services contracted at Block 18 at PEPSA-Ecuador, and intervention in wells in Argentina. In addition, the 1% appreciation of the Argentine peso against the U.S. dollar had an effect, considering the average rates in those periods.

Refining Cost (US$/Barrel)

In comparison with 2Q-2004, the unit refining cost in Brazil in 3Q-2004 rose 5% due to higher expenses for corrective maintenance, mainly at REPLAN and RLAM, and the higher expenses for operational stoppages at REPAR.

The unit refining cost in Brazil from January to September 2004 rose 25% over the same period of the prior year, generated by growth in personnel expenses linked to the increased workforce, payment of the difference of overtime shift hours as set forth in the collective bargaining agreement, revision of the actuarial calculation of health and future retirement benefits, increased scheduled costs for future stoppages at the RPBC, REDUC, REPLAN and REPAR industrial facilities, with corrective maintenance at REPLAN and RLAM, and the unscheduled stoppages at REPAR and REVAP.

The average international refining cost in 3Q-2004 fell 1% in relation to 2Q-2004, due to the 2% depreciation of the Argentine peso against the U.S. dollar, considering the average rates during the period. This cost was offset mainly by the higher expenses for materials and third-party maintenance services at refineries in Argentina.

The average international unit refining cost from January to September 2004 rose 6% in relation to the same period of the prior year because of higher expenses for personnel, materials, maintenance and contracted services - mainly environmental and quality control consulting in Argentina - as well as the 1% appreciation of the Argentine peso to the U.S. dollar, considering the average rates in those periods.

Overhead (US$ million)

The 10% increase in Overhead during 3Q-2004 compared to 2Q-2004 is due, among other factors, to expenses for publicity and institutional advertising.

The 38% increase in Overhead expenses from January to September 2004, in comparison to the same period of 2003, was caused by higher expenses for contracted services related to publicity, institutional advertising and others, and expenses arising from the revision of the actuarial calculation for expenses provisioned in the Health Plan (AMS) for retirees and pensioners.

Sales Volume – Thous. Barrels/Day

The sales volume of oil products rose 9% in the domestic market in 3Q-2004 in relation to 2Q-2004, a function of increased sales of diesel, oil gasoline and fuel oil.

The sales volume of oil products rose 6% in the domestic market from January to September 2004 in relation to the same period of the prior year. The highlight was the increase in sales of diesel oil, gasoline, QAV and GLP, which increases were partially offset by the reduced volume of fuel oil sales. The retraction in fuel oil consumption from January to September 2004 in relation to the same period in 2003 was caused by the expansion of substitute products such as imported coke, coal (domestic and imported), wood, biomass, and in greater proportion, natural gas.

Result by Segment Area R$ million (1)
	Third Quarter				Jan - Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
4,239	5,728	3,230	77	EXPLORATION & PRODUCTION	13,577	12,099	12
406	273	1,526	(82)	SUPPLY	1,715	4,252	(60)
(23)	270	(91)	397	GAS & ENERGY	208	(549)	138
141	109	98	11	DISTRIBUTION	356	281	27
105	(34)	69	149	INTERNATIONAL (2)	228	796	(71)
(940)	(403)	404	(200)	CORPORATE	(2,364)	(1,500)	(58)
(93)	(455)	125	(464)	ELIMINATIONS AND ADJUSTMENTS	(425)	(605)	30

3,835	5,488	5,361	2	CONSOLIDATED NET INCOME	13,295	14,774	(10)

(1)	Financial statements by business area and their respective comments are presented starting on page 21.

(2)	In the International business area, comparability between the periods was influenced by the exchange rate variation, considering that all operations are realized abroad in U.S. dollars or the currency of the country in which each company is located, and significant variations in reais can occur due to exchange rate impacts.

(3)	The Equity Income Result for the period from January to September 2003 was reclassified between the International segment and the group of corporate entities, from an exchange rate gain or loss in conversion of Company investments abroad, to treatment exclusively as a corporate result.

(4)	Net Operating Revenues and the COGS relative to the periods prior to 3Q-2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. Because the margins obtained in these operations are normally very low, there was no significant impact on the results reported for these segments.

Result by Business Area

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production areas transferred to other areas of the Company.

The main criteria used in determining results by business area are highlighted below:

a) Net operating revenues included revenues related to sales made to foreign clients, added to the sales/transfers among the business areas, and using the internal transfer prices defined among the areas as the reference.

b) Operating income includes the calculation of net operating revenues, the cost of products and services sold, which are reported by business area considering the internal transfer price, and the other operating costs of each area, as well as operating expenses, which include the expenses effectively incurred by each area.

c) Assets include the assets identified by each area.

E&P – From January to September 2004, net income reported by the Exploration and Production business area was R$ 13.577 million, 12% greater than net income reported in the same period of the previous year (R$ 12.099 million). This result was due to the R$ 2.403 million increase in gross income reported on the sale/transfer of oil, which reflected the increase in international oil prices in spite of the 4% reduction in oil and NGL production, the 5% appreciation in the average rate of the real against the U.S. dollar, and the lower appreciation of heavy crude in the international market compared to lighter crude. The spread between the average price of domestic oil sold/transferred and the average Brent price rose from US$ 1.56/bbl from January to September 2003, to US$ 3.34 from January to September 2004.

In 3Q-2004, net income reported by the Exploration and Production business area was R$ 5.728 million, 35% higher than net income reported in the previous quarter (R$ 4.239 million), due to the R$ 1.977 million increase in gross income. This reflected the increase in international oil prices on sale/transfer prices for domestic oil and the 4% increase in oil and NGL production, despite the 2% appreciation in the average rate of the real against the U.S. dollar, and the lower appreciation of heavy crude in the international market in comparison with lighter crude. The spread between the average price of domestic oil sold/transferred and the average price of Brent increased from US$ 2.48/bbl in 2Q-2004 to US$ 5.41 in 3Q-2004.

SUPPLY – From January to September 2004, net income reported by the Supply area was R$ 1.715 million, 60% lower than net income reported in the same period of the prior year (R$ 4.252 million), an effect of the R$ 3.204 million reduction in gross income. The following factors were influential:

• Increase in the acquisition/transfer cost of oil and oil products, pressured by higher international prices, in spite of the 5% appreciation in the average rate of the real against the U.S. dollar;

• Lower proportion of domestic oil in the processed load (76% from January to September 2004, and 81% from January to September 2003);

• Increased sea freight costs;

• Higher unit refining cost;

• Increased depreciation costs due to investments in refining facilities;

• Reduction in prices of fuel oil exports, which reflected the reduction of international prices for the product and the 5% appreciation in the average rate of the real against the U.S. dollar.

Another factor that contributed to the lower net income was the R$ 693 million increase in operating expenses, which occurred mainly because of the R$ 279 million increase in sales expenses arising from the greater number of volumes sold, more sea freight, the write off of R$ 94 million in tax credits, and the R$ 246 million increase in losses from hedge operations in the import and export of oil and oil products. This last factor was offset by operational gains (revenues/cost of sales).

These impacts were partially offset by the following:

• Increase in volumes of oil products sold in the domestic and foreign markets of 5% and 8%, respectively;

• Increase in the average realization value of oil products commercialized in the domestic market;

• The increased spread between heavy and light crude;

• Fewer oil product imports.

In 3Q-2004, net income reported by the Supply area was R$ 273 million, 33% lower than net income reported in the prior quarter (R$ 406 million), due to the R$ 1.001 million decrease in gross income, which was impacted by the following:

• Higher oil and oil product acquisition/transfer costs, which reflected elevated international prices, despite the 2% appreciation in the average rate of the real against the U.S. dollar;

• Growth in imports of oil products to meet internal market demand;

The reductions in gross income were partially offset by the following:

• Higher average realization value of oil products in the domestic market, highlighting the increased sales prices for gasoline and diesel conceded on June 15, 2004;

• Increase of 7% in the volume of oil-products sold in the domestic market;

• Greater proportion of domestic oil in the load processed (77% in 3Q-2004 and 73% in 2Q-2004);

• Increased spread between heavy and light crude;

• Net financial revenues of R$ 156 million, mainly due to the 8% appreciation of the final rate of the real against the U.S. dollar. In the previous quarter, a net financial expense of R$ 118 million was reported, which was a result of the 7% devaluation of the real against the U.S. dollar;

• Reduction of R$ 359 million in other operating expenses and revenues, which, in the period, were impacted mainly by the R$ 94 million write-off of tax credits and by R$ 114 million in expenses related to scheduled and non-scheduled stoppages at facilities and production equipment.

GAS AND ENERGY – From January to September 2004, the Gas and Energy business area reported net income of R$ 208 million, compared to the R$ 549 million loss reported in the same period of the prior year.

The natural gas businesses generated net income of R$ 245 million from January to September 2004, 35% lower than the net income of R$ 376 million reported in the same period of the previous year, considering the following:

• Net financial expense of R$ 47 million from January to September 2004, considering the financial charges on debt arising from construction of the Bolivia-to-Brazil gas pipeline. In the same period of the previous year, net financial revenues of R$ 222 million were reported, which was affected mainly by the 17% appreciation of the final rate of the real against the U.S. dollar;

• Reduction in the average realization value of natural gas, due to the effects of lower fuel oil prices in the international market and the 5% appreciation in the average rate of the real against the U.S. dollar on resale prices of Bolivian gas;

• Increased proportion of Bolivian gas in the sales mix, from 38% from January to September 2003, to 46% from January to September 2004;

These items were partially offset by the following:

• Growth of 15% in volumes sold of natural gas, which was a result of the ongoing substitution to fuel oil by manufacturing industries and to gasoline for vehicle use, plus increased supply to thermoelectric power plants;

• Gain of R$ 173 million in hedge operations on natural gas imports. In the same period of the prior year, the gain on these operations was R$ 30 million;

• Reduction in the unit cost of gas imported from Bolivia, due to the 5% appreciation in the average rate of the real against the U.S. dollar and to the decrease in international fuel oil prices.

The energy businesses generated a loss of R$ 22 million from January to September 2004, 97% lower than the R$ 804 million loss reported in the same period of the previous year, when an additional R$ 708 million was provisioned for losses from financial exposure in energy businesses. In addition, a R$ 330 million provision to adjust certain gas turbo-generators to market value was recognized.

In spite of this loss, energy revenues rose 144%, due to the following:

• Contracts signed during 2002-2003, with the start of supply forecasted for the current year;

• Remuneration of the Canoas thermoelectric plant during the period, due to the technical dispatch to guarantee energy supply to Rio Grande do Sul, the export of electricity to Uruguay (70 MW on average) and to Argentina (500 MW on average), and the dispatch of the Ibirité thermoelectric power plant for reasons of reliability of the electricity grid during the months of August and September.

Of the total R$ 1.479 million provisioned in December 2003 for losses from financial exposure to energy businesses estimated for 2004, nearly 65% (R$ 962 million) were realized in the period from January to September 2004.

In 3Q-2004, the Gas and Energy business area reported income of R$ 270 million, compared with the R$ 23 million loss reported in the previous quarter. This result was due to net financial revenues of R$ 416 million, arising mainly from the 8% appreciation of the final rate of the real against the U.S. dollar. In 2Q-2004, a net financial expense of R$ 189 million was reported, considering the 7% devaluation of the real against the U.S. dollar.

DISTRIBUTION – In line with the strategic objectives to increase share in the GLP distribution segment, and consolidation of the automotive fuels distribution market in determined regions of Brazil, the Distribution business now includes the operations of the company Sophia do Brasil, which is included as of acquisition in August 2004 of Agip do Brasil S.A.

From January to September 2004, the Distribution business area reported net income of R$ 356 million, 27% higher than the net income reported in the same period of the previous year (R$ 281 million). This result was due to the R$ 365 million increase in gross income - highlighting the 8% increase in volumes of products sold - and to the consolidation as of August 2004 of Sophia do Brasil, which had a positive impact on the gross commercialization margin (9.8% from January to September 2004, and 9.0% from January to September 2003).

These impacts were partially offset by the R$ 234 million growth in sales and general and administrative expenses, mainly because of the need to increase the provision for doubtful debtors, and the increased commercialization expenses related to product distribution.

Participation in the fuels distribution market from January to September 2004 was 35.5%, including the company Sophia do Brasil (2.9%), while it was 31.5% in the same period of the prior year.

The effects on the segment of the August 2004 consolidation of Sophia do Brasil, were R$ 72 million in gross income and R$ 24 million in net income.

In 3Q-2004, the Distribution business area reported net income of R$ 109 million, 23% lower than the net income reported in the previous quarter (R$ 141 million), due to the R$ 204 million increase in operating expenses, considering the need to complement the provision for doubtful debtors, the increase in commercialization expenses and product distribution, and increased personnel and other expenses and operating revenues.

This impact was partially offset by the R$ 133 million rise in gross income that occurred because of the 12% increase in oil products volumes sold, and the August 2004 consolidation of Sophia do Brasil.

Market share in fuel oils was 35.9% in 3Q-2004, including Sophia do Brasil, and 32.4% in 2Q-2004.

INTERNATIONAL – From January to September 2004, the International business area reported net income of R$ 228 million (US$ 82 million), 71% less than net income of R$ 796 million (US$ 272 million) reported in the same period of the previous year.

This drop in net income is due to the following items:

• Net financial expenses of R$ 975 million from January to September 2004 were mainly due to the end rates of the Argentine peso and the Brazilian real against the U.S. dollar, with a 1% devaluation and 1% appreciation, respectively, despite the R$ 472 million loss in hedge operations from PEPSA. From January to September 2003, net financial revenues of R$ 259 million were reported. This result was mainly due to the 14% appreciation of the Argentine peso and the 17% appreciation of the Brazilian real against the U.S. dollar.

• The R$ 527 million increase in operating expenses, mainly because of the write-off of the signing bonus for Block 34 in Angola relative to identified dry wells (R$ 206 million), and the write-off of exploration expenses in Ecuador and the United States (R$ 128 million).

These items were partially offset by the R$ 878 million increase in gross income arising from increased international oil prices, elevated gas sales from Bolivia, increased commercialization of volumes by PEPSA, higher sales in Argentina, Bolivia and Colombia, and highlighting the normalization of production in Venezuela, which, at the start of 2003, was affected by strikes.

In 3Q-2004, the International Business area reported net income of R$ 34 million, compared to net income of R$ 105 million reported in the previous quarter.

The loss in the quarter was due to the R$ 184 million increase in operating expenses, highlighting the write-off of the signing bonus for Block 34 in Angola, relative to identified dry wells (R$ 206 million). The loss was partially offset by the R$ 112 million reduction in net financial expenses, which reflected the 0.3% devaluation of the Argentine peso and the 8% appreciation of the Brazilian real against the U.S. dollar, mainly on PEPSA liabilities exposed to the North American currency.

Losses from PEPSA hedge operations were R$ 173 million in 3Q-2004 (R$ 162 million in the previous quarter).

CORPORATE – The units that comprise the Corporate offices of the Petrobras Companies generated a loss of R$ 2.364 million from January to September 2004, 58% higher than the loss reported in the same period of the prior year (R$ 1.500 million), due to the following:

• Net effects of the lesser appreciation of the end value of the real against the U.S. dollar (1% from January to September 2004 and 17% from January to September 2003) on net corporate debt and Company investments abroad;

• Increase of R$ 218 million in tax expenses, arising from the higher PASEP/COFINS rate instituted by Law No. 10.865;

• Higher Corporate Overhead because of increased expenses for personnel, publicity and institutional advertising, and revision of the actuarial calculation on expenses provisioned for the Health Plan (AMS) for retirees and pensioners.

In 3Q-2004, the loss reported by the group of Corporate entities was R$ 403 million, 57% lower than the loss reported in the previous quarter (R$ 940 million). This result was due to tax savings of R$ 1.119 million arising from the provision for interest on own capital, and the R$ 286 million reduction in tax expenses, considering the entry into effect in August 2004, of Decree 5,164/04, which reduced to zero the PIS/PASEP and COFINS rates incident on financial revenues made by legal entities subject to non-cumulative incidence, as well as the 3% appreciation of the real against the U.S. dollar in July 2004.

These items were partially offset by the R$ 380 million loss due to the 8% appreciation of the real against the U.S. dollar in 3Q-2004 on Company investments abroad. In the previous quarter a gain of R$ 300 million was reported, considering the 7% exchange rate devaluation.

Consolidated Debt

	R$ Million
	9/30/2004	6/30/2004	Δ %	12/31/2003
Short-term Debt (1)	9,151	10,494	(13)	10,880
Long-term Debt (1)	48,265	51,698	(7)	49,618

Subtotal	57,416	62,192	(8)	60,498
Financial Resources Raised, Not Yet Applied to Projects (4)	2,728	2,984	(9)	3,293

Total	60,144	65,176	(8)	63,791
Net Debt (3)	39,724	43,206	(8)	34,684
Net Debt/(Net Debt + Stockholder Equity) (1)	40%	43%	(3)	41%
Total Net Liabilities (1) (2)	141,059	139,339	1	126,094
Capital Structure
(Third Parties Net / Total Liabilities Net)	58%	59%	(1)	61%

(1)	Includes debt contracted by Special Purpose Companies that Petrobras uses to structure Project Financed ventures (R$ 9.995 million on 9.30.2004, R$ 11.522 million on 06.30.2004, and R$ 9.975 million in 12.31.2003), plus the delay of ventures in consortiums (R$ 3.297 million on 09.30.2004, R$ 3.786 million on 6.30.2004, and R$ 3.438 million on 12.31.2003), and debt contracted through leasing contracts (R$ 4.011 million on 09.30.2004, R$ 5.089 million on 06.30.2004, and R$ 4.837 million on 12.31.2003).
(2)	Total net liabilities from cash/cash equivalents.
(3)	Considers consolidation of the financing contracted by Special Purpose Companies that still do not represent resources applied to investment projects.

The net debt of the Petrobras Companies on September 30, 2004 decreased 8% in relation to net debt on June 30, 2004, an effect of the 8% appreciation of the real against the U.S. dollar on the amount of debt in foreign currency in the period (US$ 1 = R$ 2,8586 on 09.30.2004, compared to US$ 1 = R$ 3,1075 on 06.30.2004). This was partially offset by operating activities in the quarter, use of resources to acquire Sophia do Brasil (formerly Agip do Brasil S.A.) for R$ 1.371 million, and the US$ 600 million placed by the Petrobras Companies.

The Company has been directing its efforts to lengthen its debt profile, contracting long-term operations and simultaneously liquidating short-term operations. The capital structure represented by third parties reached 58% on September 30, 2004, and remained virtually stable when compared to June 30, 2004.

Consolidated Investments

In completion of the goals outlined in its strategic plan Petrobras continues to prioritize investments in developing its oil and natural gas production capacity through its own investments and structuring undertakings with partners. From January to September 2004, investments totaled R$ 15.074 million (excluding the amounts invested via off-balance sheet SPCs, which totaled approximately R$ 591 million, equivalent to US$ 207 million from January to September 2004), amounting to a 15% increase over resources applied in the same period of 2003.

R$ Million
	January - September
	2004	%	2003	%	Δ %
• Direct Investments	14,490	96	11,655	89	24

Exploration & Production	8,693	58	6,222	47	40
Supply	2,674	18	2,980	23	(10)
Gas and Energy	235	2	299	2	(21)
International	1,429	9	1,586	12	(10)
Distribution	1,107	7	252	2	339
Corporate	352	2	316	3	11
• Ventures under Negotiation	422	3	1,081	8	(61)

• Structured Projects	162	1	408	3	(60)

Exploration & Production	162	1	408	3	(60)
Espadarte / Marimbá / Noador	25	-	49	-	(49)
Cabiunas	45	-	57	-	(21)
Marlim / Nova Marlim Petróleo	17	-	228	2	(93)
PCGC	75	-	73	1	3
Others	-	-	1	-	(100)

Total Investments	15,074	100	13,144	100	15

*	In addition to this amount, approximately R$ 591 mlllion was invested, equivalent to US$ 207 million, through SPC's as mentioned ahove.

	January - September
	2004	%	2003	%	Δ %
International	1,429	100	1,586	100	(10)

Exploration & Production	1,215	85	1,322	83	(8)
Supply	29	2	136	9	(79)
Gas and Energy	61	4	68	4	(10)
Distribution	25	2	27	2	(7)
Others	99	7	33	2	200

Total Investments	1,429	100	1,586	100	(10)

  From January to September 2004, 67% of own investments in the country went towards exploration and production activities.

  In line with its objectives to increase production, the Company signed 92 joint venture contracts to make investments in exploration and development of production in the areas in which Petrobras has already made commercial discoveries. Of that total, 20 blocks were fully returned to the National Petroleum Agency, and three blocks were partially returned, with a consequent delay in the period for exploratory investigation of retained areas. In addition, a consortium was dissolved, leaving Petrobras with full concession rights of the block. There are currently 71 consortium contracts, with projected investments on the order of US$ 5,130 million.

PETROBRAS COMPANIES	Financial Statements

Income Statement – Consolidated

>R$ Million
	Third Quarter			Jan - Sep
2Q-2004	2004	2003		2004	2003

37,602	40,510	32,857	Gross Sales	110,766	98,789
(10,379)	(11,435)	(9,059)	Sales Deductions	(31,256)	(26,998)

27,223	29,075	23,798	Net Sales	79,510	71,791
(16,140)	(17,057)	(13,837)	Cost of Goods Sold	(46,088)	(39,567)

11,083	12,018	9,961	Gross Income	33,422	32,224
			Operating Expenses
(1,044)	(1,512)	(773)	Sales	(3,467)	(2,479)
(927)	(936)	(792)	General & Administrative	(2,673)	(2,248)
(253)	(651)	(329)	Cost of Prospecting, Drilling & Lifting	(1,276)	(963)
(180)	(191)	(127)	Research & Development	(509)	(393)
(507)	(200)	(229)	Taxes	(986)	(702)
(1,036)	(1,069)	(883)	Other	(2,719)	(3,452)
			Net Financial Expenses
1,022	11	586	Revenues	1,492	1,214
(1,320)	(838)	(537)	Expenses	(3,228)	(2,166)
727	40	172	Monetary & FX Correction - Assets	770	(1,258)
(1,644)	765	(684)	Monetary & FX Correction - Liabilities	(1,001)	3,716

(1,215)	(22)	(463)		(1,967)	1,506

(5,162)	(4,581)	(3,596)		(13,597)	(8,730)
314	(332)	169	Gains from Investments in Subsidiaries	125	(838)

6,235	7,105	6,534	Operating Income	19,950	22,655
-	-	139	Balance Sheet Monetary Correction	-	(68)
(135)	(44)	(45)	Non-operating Income (Expenses)	(309)	(278)
(2,328)	(1,216)	(1,235)	Income Tax & Social Contribution	(5,925)	(6,695)

63	(357)	(32)	Minority Interest	(421)	(840)

3,835	5,488	5,361	Net Income	13,295	14,774

Balance Sheet – Consolidated

Assets	R$ Million

	9/30/2004	6/30/2004
Current Assets	50,770	49,472

Cash and Cash Equivalents	17,692	18,986
Accounts Receivable	11,342	10,052
Inventories	14,480	13,232
Other	7,256	7,202

Non-current Assets	17,203	17,445

Petroleum & Alcohol Account	754	750
Ventures under Negotiation	584	971
Advances to Suppliers	963	1,069
Marketable Securities	619	647
Investments in Companies that can be Privatized	313	224
Deferred Taxes and Social Contribution	2,231	2,077
Advance for Pension Plan Migration	1,316	1,269
Prepaid Expenses	1,051	1,045
Accounts Receivable	3,938	3,571
Legal Deposits and for Resources	1,444	1,451
Other	3,990	4,371
Fixed Assets	76,772	74,797

Investments	2,463	2,085
Property, Plant & Equipment	73,343	71,987
Deferred	966	725

Total Assets	144,745	141,714

Liabilities	R$ Million

	9/30/2004	6/30/2004
Current Liabilities	32,908	31,776

Short-term Debt	5,964	6,705
Suppliers	8,753	8,056
Taxes and Social Contribution Payable	7,095	8,006
Project Finance and Joint Ventures	1,464	1,751
Pension Fund Obligations	354	385
Dividends	3,292	28
Other	5,986	6,845
Long-term Liabilities	49,844	50,325

Long-term Debt	34,149	35,090
Pension Fund Obligations	718	603
Provision for Health Care Benefits	5,368	5,101
Deferred Taxes and Social Contribution	6,706	6,743
Other	2,903	2,788
Provision for Future Earnings	505	559
Minority Interest	2,015	1,858

Shareholders' Equity	59,473	57,196

Capital Stock	33,235	33,235
Reserves	12,943	16,154
Net Income	13,295	7,807

Total Liabilities	144,745	141,714

Cash Flow Statement – Consolidated

R$ Million
	Third Quarter			Jan-Sep
2Q-2004	2004	2003		2004	2003
3,835	5,488	5,361	Net Income (Loss)	13,295	14,774
3,062	(1,633)	2,180	(+) Adjustments	2,462	5,612

1,616	1,559	1,406	Depreciation & Amortization	4,587	3,751
(57)	(5)	(8)	Petroleum & Alcohol Account	(65)	(41)
2,973	(1,462)	3,820	Charges on Financing and Connected Companies	2,172	(393)
191	357	9	Minority Interest	421	839
(314)	332	(483)	Result of Participation in Material Investments	(125)	838
417	444	(167)	Deferred Income Tax and Social Contribution	1,518	767
(1,241)	(1,248)	1,028	Inventory Variation	(4,085)	1,479
453	780	211	Supplier Variation	1,879	(949)
(976)	(2,390)	3,636)	Other Adjustments	(3,840)	(679)
6,897	3,855	7,541	(=) Cash Generated by Operating Activities	15,757	20,386
4,727	5,627	4,581	(-) Cash Used for Cap.Expend.	14,087	13,228

3,115	3,512	2,667	Investment in E&P	9,006	7,849
1,082	1,812	1,109	Investment in Refining & Transport	3,529	3,117
152	240	82	Investment in Gas and Energy	607	286
(205)	(74)	411	Project Finance	(16)	1,090
(40)	12	0	Dividends	(55)	(31)
623	125	312	Other Investments	1,016	917

2,170	(1,772)	2,960	(=) Net Cash Flow	1,670	7,158
4,214	(478)	(1,701)	(-) Cash Used in Financing Activities	8,931	(1,950)
1,847	(508)	(4,675)	Financing	3,468	(4,674)
2,367	30	2,724	Dividends	5,463	2,724
(2,044)	(1,294)	4,661	(=) Cash Generated in the Period	7,261)	9,108

21,030	18,986	16,322	Cash at the Beginning of Period	24,953	11,875
18,986	17,692	20,983	Cash at the End of Period	17,692	20,983

Statement of Added Value – Consolidated

	R$ Million
	Jan - Sep
	2004	2003
Description
Sales of Products and Services and Non-operating Revenues	110,682	98,775
Raw Materials Used	(4,981)	(4,491)
Products for Resale	(22,133)	(13,558)
Materials, Energy, Services & Others	(11,799)	(13,906)

Value Added Generated	71,769	66,820

Depreciation & Amortization	(4,587)	(3,751)
Part. in Associated Companies, Goodwill & Negative Goodwill	125	(838)
Financial Income	2,262	268
Balance Sheet Monetary Correction	-	(68)

Total Value Added to be Distributed	69,569	62,431

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	4,435	3,410

	4,435	3,410

Government Entities
Taxes, Fees and Contributions	34,360	33,063
Government Participation	7,991	7,524
Deferred Income Tax & Social Contribution	1,518	(514)

	43,869	40,073

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	7,549	3,334

Shareholders
Dividends	3,290	3,290
Retained Earnings	10,005	11,484

	13,295	14,774
Minority Interest	421	840

Value Added Distributed	13,716	15,614

Consolidated Result by Business Area - September 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	41,425	61,014	4,208	20,392	8,248	-	(55,777)	79,510

Intersegments	35,760	17,567	724	355	1,371	-	(55,777)
Third Parties	5,665	43,447	3,484	20,037	6,877	-	-	79,510
Cost of Goods and Services Sold	(18,808)	(55,767)	(3,181)	(18,381)	(5,263)	-	55,312	(46,088)

Gross Income	22,617	5,247	1,027	2,011	2,985	-	(465)	33,422
Operating Expenses	(1,955)	(3,050)	(401)	(1,437)	(1,368)	(3,419)	-	(11,630)
Sales, General & Administrative	(525)	(2,103)	(373)	(1,195)	(789)	(1,155)	-	(6,140)
Taxes	-	(61)	(26)	(114)	(79)	(706)	-	(986)
Exploration, Drilling and Lifting Costs	(862)	-	-	-	(414)	-	-	(1,276)
Research & Development	(240)	(109)	(14)	(8)	(3)	(135)	-	(509)
Other Operating Revenues (Expenses)	(328)	(777)	12	(120)	(83)	(1,423)	-	(2,719)

Operating Income (Loss)	20,662	2,197	626	574	1,617	(3,419)	(465)	21,792
Net Financial Expense	(103)	68	110	(44)	(975)	(846)	(177)	(1,967)
Net Equity Result	-	124	41	-	(33)	(7)	-	125
Balance Sheet Monetary Correction	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(146)	99	(198)	(3)	(39)	(22)	-	(309)

Income (Loss) before Taxes and Minority Interests	20,413	2,488	579	527	570	(4,294)	(642)	19,641
Income Tax & Social Contribution	(6,836)	(738)	(200)	(171)	(127)	1,930	217	(5,925)
Minority Interests	-	(35)	(171)	-	(215)	-	-	(421)

Net Income (Loss)	13,577	1,715	208	356	228	(2,364)	(425)	13,295

Consolidated Result by Business Area - September 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues (2)	37,242	55,851	3,305	18,328	5,775	-	(48,711)	71,791

Intersegments	31,823	16,013	525	313	36		(48,711)
Third Parties	5,419	39,838	2,780	18,015	5,739			71,791
Cost of Goods and Services Sold (2)	(17,028)	(47,400)	(2,406)	(16,682)	(3,668)		47,617	(39,567)

Gross Income	20,214	8,451	899	1,646	2,107	-	(1,094)	32,224
Operating Expenses	(1,887)	(2,357)	(1,475)	(1,035)	(841)	(2,811)	169	(10,237)
Sales, General & Administrative	(321)	(1,719)	(202)	(961)	(687)	(1,006)	169	(4,727)
Taxes		(57)	(13)	(111)	(33)	(488)		(702)
Exploration, Drilling and Lifting Costs	(899)				(64)			(963)
Research & Development	(193)	(83)	(23)			(94)		(393)
Other Operating Revenues (Expenses)	(474)	(498)	(1,237)	37	(57)	(1,223)		(3,452)

Operating Income (Loss)	18,327	6,094	(576)	611	1,266	(2,811)	(925)	21,987
Net Financial Expenses	(33)	209	78	(169)	259	1,175	(13)	1,506
Net Equity Result (1)		200	49		(80)	(1,007)		(838)
Balance Sheet Monetary Correction					(68)			(68)
Non-operating Income (Expense)	(33)	(70)	1	(2)	(183)	9		(278)

Income (Loss) before Taxes
and Minority Interests	18,261	6,433	(448)	440	1,194	(2,634)	(938)	22,309
Income Tax & Social Contribution	(6,162)	(2,106)	484	(159)	(218)	1,134	332	(6,695)
Minority Interests		(75)	(585)		(180)			(840)

Net Income (Loss)	12,099	4,252	(549)	281	796	(1,500)	(606)	14,774

(1)	Equity Income for the period from January to September 2003 was reclassified between the International segment and the group of corporate entities from an exchange rate gain or loss on the conversion of Company investments abroad, to treatment exclusively as a corporate result.
(2)	Net Operating Revenues and the COGS related to the periods prior to 3Q-2004 were reclassified among the International segment and the Supply segment in reference to offshore operations that were being allocated to the International segment. Because the margins obtained in these operations are normally very low, there was no significant impact on the results reported by these segments.

Statement of Other Expenses/Operating Revenues September 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and pension plan expenses - retirees and pensioners						(958)
Institutional relations and cultural projects		(7)		(60)		(384)		(451)
Unscheduled stoppages at facilities and in production equipment	(96)	(85)						(181)
Contractual losses from ship-or-pay transport services					(146)			(146)
Losses and Contingencies related to Legal Procedures	(36)	(25)	(2)	(18)		(36)		(117)
Result from hedge operations		(270)	173					(97)
Social Security tax contingencies	(95)							(95)
Tax credit write-off		(94)						(94)
Rent revenues				30				30

Others	(101)	(296)	(159)	(72)	63	(45)		(610)

	(328)	(777)	12	(120)	(83)	(1,423)	0	(2,719)

Statement of Other Expenses/Operating Revenues September 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses from financial exposure to thermoelectric plants			(708)					(708)
Health and pension plan expenses - retirees and pensioners		(2)		(22)		(597)		(621)
Unscheduled stoppages at facilities and in production equipment	(336)	(155)						(491)
Adjustment to market value of turbines for thermoelectric plants			(330)					(330)
Institutional relations and cultural projects		(6)				(227)		(233)
Result from hedge operations		(24)	30			(198)		(192)
Losses and Contingencies related to Legal Procedures	(21)	(82)				(87)		(190)
Contractual losses from ship-or-pay transport services			(171)					(171)
Social Security tax contingencies	(152)	(5)				(3)		(160)
Expenses related to oil and oil by-product transport - previous years		(87)						(87)
Losses from alcohol inventories - previous years		(73)						(73)
Production cost - previous years	(33)							(33)
Rent revenues				31				31

Others	68	(64)	(58)	28	(57)	(111)		(194)

	(474)	(498)	(1,237)	37	(57)	(1,223)	0	(3,452)

Consolidated Assets by Business Segment - September 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	45,662	34,692	13,465	8,063	22,450	38,215	(17,802)	144,745

CURRENT ASSETS	4,980	18,139	3,261	4,619	6,450	17,443	(4,122)	50,770

CASH AND CASH EQUIVALENTS	20	1,494	594	258	1,388	13,938	17,692
OTHERS	4,960	16,645	2,667	4,361	5,062	3,505	(4,122)	33,078
NON CURRENT ASSETS	5,927	1,464	2,707	856	716	18,699	(13,166)	17,203

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	754	-	754
MARKETABLE SECURITIES	479	5	1	2	11	765	(644)	619
OTHERS	5,448	1,459	2,706	854	705	17,180	(12,522)	15,830
FIXED ASSETS	34,755	15,089	7,497	2,588	15,284	2,073	(514)	76,772

Consolidated Assets by Business Segment - June 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	43,295	33,814	13,575	5,968	24,097	38,861	(17,896)	141,714

CURRENT ASSETS	4,306	18,061	2,713	3,784	6,377	19,949	(5,718)	49,472

CASH AND CASH EQUIVALENTS	7	1,134	370	94	1,532	15,849		18,986
OTHERS	4,299	16,927	2,343	3,690	4,845	4,100	(5,718)	30,486
NON CURRENT ASSETS	5,767	1,334	3,310	738	830	17,194	(11,728)	17,445

PETROLEUM AND ALCOHOL ACCT.						750		750
MARKETABLE SECURITIES	520	5	1	1	1	119		647
OTHERS	5,247	1,329	3,309	737	829	16,325	(11,728)	16,048
FIXED ASSETS	33,222	14,419	7,552	1,446	16,890	1,718	(450)	74,797

Consolidated Results – International Business Area - September 30, 2004

	R$ Million INTERNATIONAL
	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	14,188	3,682	4,511	594	6,738	(7,263)	22,450

Income Statement
Net Operating Revenues	3,837	4,490	1,638	1,865	44	(3,626)	8,248

Intersegments	2,396	2,309	277	15	-	(3,626)	1,371
Third Parties	1,441	2,181	1,361	1,850	44	-	6,877

Operating Profit (Loss)	1,320	442	370	(243)	(230)	(42)	1,617

Net Income (Loss)	400	386	289	(170)	(635)	(42)	228

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL
	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (06.30.2004)	14,249	3,620	5,121	617	7,187	(6,697)	24,097

Income Statement (09.30.03)
Net Operating Revenues (2)	3,045	3,060	993	1,411	28	(2,762)	5,775

Intersegments	1,588	1,021	171	18	-	(2,762)	36
Third Parties	1,457	2,039	822	1,393	28	-	5,739

Operating Profit (Loss)	1,150	159	224	2	(256)	(13)	1,266

Net Income (Loss) (1)	434	67	323	(47)	49	(30)	796

(1) Equity Income related to the period from January to September 2003 was reclassified between the International segment and the group of corporate entities, from an exchange rate gain or loss on the conversion of Company investments abroad, to treatment exclusively as a corporate result.

(2) Net Operating Revenues and the COGS related to the periods prior to 3Q-2004 were reclassified among the International segment and the Supply segment in reference to offshore operations that were being allocated to the International segment. Because the margins obtained in these operations are normally very low, there was no significant impact in the results reported by these segments.

PETROBRAS COMPANIES	Appendices

1. Change in the Petroleum and Alcohol Accounts

R$ Million
	Third Quarter			Jan - Sep
2Q-2004	2004	2003		2004	2003
692	750	677	Initial Balance	689	644
-	-	(1)	Reimbursement to 3rd Parties	-	15
4	-	-	Reimbursement to Petrobras	4	-
4	4	9	Intercompany Lending Charges	11	26
50	-	-	Regularization - GTI*	50	-

750	754	685	Final Balance	754	685

* GOVERNMENTAL AUDIT WORK GROUP

As the Company has been consistently divulging explanatory notes to the annual and quarterly financial statements, the Governmental Audit determined by ANP Decree No. 50, on April 19, 2002, presented, in Circular No. 11/2004, dated June 23, 2004, the final audit report certifying and homologating the amount of the oil, oil products and alcohol accounts for the period June 1, 1988 to December 31, 2001, to be R$ 748 million.

On September 30, 2004, the amount of the accounts was R$ 754 million, of which R$ 6 million refers to monetary restatement, with R$ 4 million referring to the third quarter of 2004.

Petrobras has maintained ongoing contact with the National Treasury Secretary, endeavoring to equate the divergences existing between the parties, with the objective of concluding the rectification of the accounts, as per Provisional Measure No. 2.181-45, dated August 24, 2001.

In order to guarantee payment of the amount due on the oil, oil products and alcohol accounts on June 30, 2004, there were 138,791 National Treasury Notes – Series H (NTN-H), in the amount of R$ 173 million, issued in favor of Petrobras. However, these notes were less than the amount in the accounts.

On July 2, 2004, the government of Brazil deposited R$ 173 million corresponding to the NTN-H Notes, as same had matured, as partial guarantee of the amount in the accounts, of which R$ 8 million was available for Petrobras, and the remaining R$ 165 million were in an open account in favor of the Company, as a blocked deposit linked to the order of the National Treasury Secretary. The account value that was not guaranteed by the NTN-H notes may be paid as follows:

  Issue of National Treasury Notes, in an amount equal to the final amount of the account rectification;

  Payment of the Oil, Oil products and Alcohol Account on the date of account rectification, with other amounts that Petrobras may owe to the federal government, including tax amounts; or

  A combination of the two foregoing options.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES – 3Q04/2Q04 VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated
. Effect of FX conversion on net operating revenues relative to international businesses, after elimination from Consolidated results	-	(844)
. Effect of sales prices in the domestic market	1,433	1,461
. Effect of volumes sold in the domestic market	1,587	1,442
. Effect of volumes sold in export revenues	282	282
. Effect of prices and volumes sold in export revenues	9	9
. Others	(38)	(661)

. Total	3,273	1,852

COGS - 3Q04/2Q04 - VARIATION
MAIN IMPACTS

R$ Million
	Holding	Consolidated
. Effect of FX conversion on cost of sales relative to international businesses, after elimination from consolidated results	-	(499)
. Effect of the exchange rate, international prices and oil production on third-party participation in consortiums and project finance on the COGS of Petrobras	44	44
. Effect of the exchange rate, international prices and oil production on government participation in the COGS of Petrobras	470	470
. Effect of the impact on oil and by-product imports in the COGS of Petrobras	1,054	763
. Impact of inclusion of Sophia do Brasil	87
. Impact of volumes sold (domestic and export markets) on the COGS	960	960
. Others	(143)	(908)

. Total	2,385	917

* As of September 2004, the financial statements of Sophia do Brasil (formerly Agip), acquired by Petrobras Distribuidora – BR on August 9, 2004, were included in the consolidated results of the Petrobras Companies, with a one-month delay, as the result only includes the month of August 2004.

3. Taxes and Contributions - Consolidated

The economic contribution of Petrobras to Brazil in the period from January to September 2004, measured by generation of taxes, duties and social contributions, totaled R$ 31.445 million, and remained practically stable in relation to the same period in 2003.

R$ Million
	Third Quarter				Jan - Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Economic Contribution - Country
3,449	3,552	2,009	77	Value Added Tax (ICMS)	10,308	9,773	5
1,871	1,874	1,983	(5)	CIDE (1)	5,778	5,409	7
3,567	3,725	3,019	23	PASEP/COFINS	10,041	8,352	20
1,687	1,334	1,181	13	Income Tax & Social Contribution	4,544	6,455	(30)
369	23	1,016	(98)	Others	774	1,501	(48)

10,943	10,508	9,207	14	Subtotal	31,445	31,490	(0)

1,102	906	687	32	Economic Contribution - Foreign	2,915	1,574	85

12,045	11,414	9,894	15	Total	34,360	33,063	4

(1) CIDE – CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN.

4. Government Participation

R$ Million
	Third Quarter				Jan - Sep
2Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Country
1,121	1,355	1,080	25	Royalties	3,585	3,334	8
1,362	1,529	1,142	34	Special Participation	3,941	3,774	4
26	24	21	14	Surface Rental Fees	67	71	(6)

2,509	2,908	2,243	30	Subtotal	7,593	7,179	6

161	112	119	(6)	Foreign	398	345	15

2,670	3,020	2,362	28	Total	7,991	7,524	6

Government participation in Brazil rose 6% from January to September 2004, in relation to the same period in 2003, reflecting the increased reference price for oil (21%), despite the reduction in oil production.

In relation to 2Q-2004, government participation in Brazil in 3Q-2004 rose 16%, due to higher oil production (4%) and the increase in the reference price for oil (13%).

5. Reconciliation of the Consolidated Result & Shareholders Equity

	R$ Million
	Shareholders' Equity	Result
• According to Petrobras information as of September 30, 2004	61,969	13,716
• Profit from sale of products in stock at subsidiaries	(202)	(202)
• Reversal of profits on inventory in previous years	0	163
• Capitalized interest	(821)	(117)
• Partial reversal (absorption) of the controlled's negative Shareholders' Equity *	(906)	101
• Other write-offs	(567)	(366)

• According to consolidated information as of September 30, 2004	59,474	13,295

* As per CVM Instruction No. 247/96 and OFFICIAL CIRCULAR/CVM/SNC/SEP/No. 04/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity income method, whose invested amounts do not present signs of paralysis or need for financial help from the investor, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net equity) of controlled companies did not affect the result and the shareholder’s equity of PETROBRAS in 1H-2004, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

6. PETROBRAS Share and ADR Activity

Nominal Valuation
	Third Quarter			Jan - Sep
2Q-2004	2004	2003		2004	2003
-11.79%	21.00%	18.44%	Petrobras ON	23.31%	24.72%
-9.58%	21.38%	19.16%	Petrobras PN	22.83%	30.71%
-16.21%	25.58%	16.04%	ADR- Nível III - ON	20.55%	53.48%
-14.69%	26.67%	19.65%	ADR- Nível III - PN	19.73%	58.58%
-4.49%	9.91%	23.42%	IBOVESPA	4.54%	42.08%
0.75	-3.40%	3.22%	DOW JONES	-3.57%	11.19%
2.69	-7.37%	10.11%	NASDAQ	-5.32%	33.80%

The equity value of a PETROBRAS share on September 30, 2004, was R$ 56,51.

7. Exchange Rate Exposure

The exchange rate exposure of the Petrobras Companies is measured as shown in the following table:

Assets	R$ Million
	9/30/2004	6/30/2004

Current Assets	15,109	14,541

Cash and Cash Equivalents	4,897	5,231
Other Current Assets	10,212	9,310

Non-current Assets	3,026	2,961

Fixed Assets	22,841	24,108

Investments	983	1,247
Fixed Assets	21,821	22,811
Other Permanent Assets	37	50

Total Assets	40,976	41,610

Liabilities	R$ Million
	9/30/2004	6/30/2004

Current Liabilities	13,563	13,272

Short-term Debt	5,588	6,138
Suppliers	6,313	5,411

Other Current Liabilities	1,662	1,723

Long-term Liabilities	31 ,888	33,181

Long-term Debt	30,114	30,981
Other Long-term Liabilities	1,774	2,200

Total Liabilities	45,451	46,453

Net Liabilities in Reais	(4,475)	(4,843)

Net Liabilities in US$ (1)	(1,565)	(1,558)

Dollar Exchange Rate	2.8586	3.1075

(1) Considers conversion of the value in reais by the dollar sell rate on the closing date of the period (9.30.2004 - R$ 2.8586 and 6.30.2004 - R$ 3.1705).

PETROBRAS COMPANIES	Financial Statements

Income Statements – Holding Company

R$ Million
	Third Quarter			Jan - Sep
2Q-2004	2004	2003		2004	2003
28,722	33,332	26,476	Gross Sales	87,800	80,783
(8,115)	(9,452)	(7,629)	Sales Deductions	(25,115)	(22,654)

20,607	23,880	18,847	Net Sales	62,685	58,129
(11,526)	(13,911	(10,154)	Cost of Goods Sold	(35,146)	(30,643)

9,081	9,969	8,693	Gross Income	27,539	27,486
			Operating Expenses
(1,260)	(1,605)	(905)	Sales, General & Administrative	(3,942)	(3,063)
(219)	(373)	(316)	Cost of Prospecting, Drilling & Lifting	(862)	(899)
(178)	(187)	(127)	Research & Development	(501)	(393)
(402)	(117)	(164)	Taxes	(707)	(489)
(1,221)	(1,461)	(1,291)	Others	(3,443)	(4,199)
			Net Financial Results
1,068	192	723	Income	1,730	1 ,492
(521)	(576)	(474)	Expense	(1,635)	(1,429)
2,085	(2,367)	614	Monetary & Foreign Exchange Correction - Assets	28	(4,578)
(2,476)	2,861	(721)	Monetary & Foreign Exchange Correction - Liabilities	(38)	5,518

156	110	142		85	1,003
683	182	415	Gains from Investment in Subsidiaries	1,329	800

6,640	6,518	6,447	Operating Income	19,498	20,246
(136)	(134)	(46)	Non-operating Income (Expense)	(390)	(91)
(2,122)	(1,097)	(992)	Income Tax & Social Contribution	(5,392)	(5,933)

4,382	5,287	5,409	Net Income (Loss)	13,716	14,222

Balance Sheet – Holding Company

Assets	R$ Million
	Sep. 30, 2004	Jun. 30, 2004

Current Assets	36,536	39,152

Cash and Cash Equivalents	13,137	15,596
Accounts Receivable	7,629	8,249
Inventories	11,406	10,817
Others	4,364	4,490
Non-current Assets	44,456	39,132

Petroleum & Alcohol Account	754	749
Subsidiaries, Controlled Companies and Affiliates	34,502	28,525
Ventures under Negotiation	1,491	1,750
Advances to Suppliers	963	1,069
Advance for Pension Plan Migration	1,316	1,269
Deferred Taxes and Social Contribution	840	852
Others	4,590	4,918
Fixed Assets	54,073	51,938

Investments	13,437	13,315
Property, Plant & Equipment	40,235	38,262
Deferred	401	361

Total Assets	135,065	130,222

Liabilities	R$ Million
	Sep. 30, 2004	Jun. 30, 2004

Current Liabilities	47,444	43,882

Short-term Debt	1,712	1,940
Suppliers	25,350	25,495
Taxes & Social Contribution Payable	6,117	7,152
Dividends / Interest on Own Capital	3,290	27
Project Finance and Joint Ventures	6,607	3,770
Pension Fund Obligations	325	357
Others	4,043	5,141
Long-term Liabilities	25,652	26,372

Long-term Debt	9,039	9,863
Subsidiaries & Controlled Companies	3,764	4,198
Pension Fund Obligations	641	527
Health Care Benefits	4,965	4,717
Deferred Taxes & Social Contribution	5,203	5,012
Others	2,040	2,055
Shareholders' Equity	61,969	59.968

Capital Stock	33,235	33,235
Reserves	15,018	18,304
Net Income in the Period	13,716	8,429

Total Liabilities	135,065	130,222

Cash Flow Statement – Holding Company

R$ Million
	Third Quarter			Jan - Sep
2Q-2004	2004	2003		2004	2003
4,382	5,287	5,409	Net Income (Loss)	13,716	14,222
5,643	2,524	(1,144)	(+) Adjustments	4,675	(594)

884	1,098	748	Depreciation & Amortization	2,744	2,046
(57)	(5)	(8)	Petroleum & Alcohol Account	(65)	(41)
4,622	2,512	(556)	Supply of Oil and Oil By-products Abroad	5,326	(3,334)
(633)	545	(362)	Charges on Financing and Affiliated Companies	(307)	848
827	(1,626)	(966)	Other Adjustments	(3,023)	(113)
10,025	7,811	4,265	(=) Cash Generated by Operating Activities	18,391	13,628
2,512	4,188	3,198	(-) Cash used for Cap. Expenditures	9,272	8,575

2,297	2,298	1,678	Investment in E&P	6,138	5,120
732	1,575	873	Investment in Refining & Transport	2,914	2,280
24	94	65	Investment in Gas and Energy	136	111
(161)	54	406	Structured Projects Net of Advance	156	1,073
(560)	-	-	Dividends	(560)	(504)
180	167	176	Other Investments	488	495

7,513	3,623	1,067	(=) Net Cash Flow	9,119	5,053
9,041	6,082	(2,216)	(-) Cash Used in Financing Activities	16,205	(3,048)

(1,528)	(2,459)	3,283	(=) Cash Generated in the Period	(7,086)	8,101

17,124	15,596	12,739	Cash at the Beginning of Period	20,223	7,921
15,596	13,137	16,022	Cash at the End of Period	13,137	16,022

Statement of Added Value – Holding Company

	R$ Million
	January - September
Description	2004	2003
Gross Operating Revenue from Sales & Services	87,825	80,796
Raw Materials Used	(10,772)	(6,046)
Products for Resale	(4,538)	(3,803)
Materials, Energy, Services & Others	(10,570)	(12,397)

Value Added Generated	61,945	58,550
Depreciation & Amortization	(2,744)	(2,046)
Participation in Subsidiaries, Amortization of Goodwill	1,329	800
Financial Income Net of Associated Coso	2,136	607

Total Distributable Value Added	62,666	57,911

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	3,211	2,513
Government Entities
Taxes, Fees and Contributions	30,130	30,252
Government Participation	7,593	7,179
Deferred Income Tax & Social Contribution	1,849	(414)

	39,572	37,017
Financial Institutions and Suppliers
Financial Expenses, Interest, Rents and Freight	6,167	4,159
Shareholders
Dividends	3,290	3,290
Net Income in the Period	10,426	10,932

	13,716	14,222

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.